MAIL STOP 05-11

December 2, 2004

Ms. Deljit Bains, President
Pacific Northwest Productions, Inc.
12577 61st Avenue
Surrey, B.C.
Canada V3X 3L6

      Re:	Pacific Northwest Productions, Inc.
   Registration Statement on Form SB-2
      File No. 333-119985
      Filed October 27, 2004

Dear Ms. Bains:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that there are several other companies called Pacific
Northwest Productions involved in similar industries. Please include information to eliminate any possible confusion.

Cover
2. A "best efforts" offering is generally understood to involve an underwriter. As there is not an underwriter involved in this offering, please consider deleting the language that refers to the offering as being made on a "best efforts" basis. Otherwise, supply the language required under Item 501(a)(9)(iii) of Regulation S-B.
3. Please clarify that the sales price will be fixed at $0.10 per share.
4. Please highlight the risk factor cross-reference by prominent type or in some other similar manner. See Item 501(a)(5) of Regulation S-
B.
5. Please include page numbers in the Table of Contents. See Item 502(a) of Regulation S-B.
6. Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-B.

Summary of Prospectus, page 5
7. Revise the heading to indicate that you are describing the key or most significant aspects of the offering rather than highlighting some information and delete the qualifying language in the second sentence of the first paragraph and the penultimate sentence of the second paragraph.
8. Under "Our Business," please disclose the fact that you are paying the expenses associated with this offering and indicate the amount.
9. Immediately following "Summary Financial Information," disclose that your auditors have expressed substantial doubt as to your ability to continue as a going concern and that the $30,000 you have in cash was generated through the sale your securities.

Our Business
10. The company is described as a "development stage" company, or a company in the "formative stages and has not fully commenced business." We note the disclosure on page 29 under Result Of Operations which states "we are presently in the exploration stage of our business." This is a term that is industry specific and may be confusing to the reader. Please revise. Your attention is directed to Securities Act Industry Guides: Disclosure for Oil and Gas Operations - Guide 2.




Risk Factors, page 6
11. Indicate in the introductory paragraph of "Risk Factors" that you are discussing all material risks in that section.
12. Please avoid the generic conclusions you reach in several of your risk factor headings and narratives that the risk could "damage" or
"have a negative impact" or "adversely affect" your business prospects, operating results and/or financial condition. Instead, replace this language with specific disclosure of how your business, results and operations would be impacted. See risk factors 1, 3, 4, 5 and 6.
13. The heading to risk factor 1 states that you have yet to attain profitable operations. Please revise this language to clarify that you have yet to commence operations.
14. Risk factor 6 is generic and could apply to any company. In both the heading and the narrative, please explain how any perceived conflicts of interest would affect your operations and revenues. In addition, please disclose in the narrative the number of hours per week each of your officers and directors will contribute to company business.
15. The second paragraph to risk factor 9 appears to discuss risks distinct from the heading. These include (1) the fact that your officers and directors will control the company and (2) the consequences that may result if selling shareholders sell a large number of shares at once or in blocks. Please discuss each of these as separate risks with separate and appropriate risk factor headings.
16. Please include as an additional risk factor the fact that you have no full-time employees and no employment agreements with either of your officers and directors.
17. Please include as an additional risk factor the fact that you have not secured any sources of additional funding and that any funds that become available may not be on terms acceptable to the company and/or may result in significant dilution to existing shareholders.

Forward-Looking Statements, page 11
18. Please delete the word "will" from your list of forward looking statements.

Selling Security Holders, page 11
19. Please indicate if any of your selling stockholders in this prospectus are affiliates of broker-dealers. Please include a representation, if true, that each affiliate of a broker-dealer
(1)
purchased your securities in the ordinary course of business; and
(2)
at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise.

Plan of Distribution, page 13
20. In the first full paragraph, you state that the "sales price to
the public is fixed...." Please delete "to the public."
21. Please reconcile the offering expenses of $11,250 on page 14 with
the offering expenses in Part II.
22. In the last sentence of the paragraph discussing Regulation M on
page 14, you state that the selling shareholders are advised that
a
post-effective amendment to the prospectus may be required to reflect
material changes.  Please revise this statement so that it is clear
the obligation to file such a post-effective amendment rests with the
company.  See Item 512(a) of Regulation S-B.
Security Ownership of Certain Beneficial Owners and Management,
page
17
23. Please provide the beneficial ownership information as of the most recent practicable date. See Item 403(b) of Regulation S-B. Description of Securities, page 18
24. Please reconcile the number of shares of authorized capital stock on page 18 (100,000,000) with your articles (75,000,000).
25. Under "Nevada Anti-Takeover Provisions" on page 18, you state that your "articles of incorporation and bylaws do not state that these provisions do not apply." Your bylaws do state in Article VI, section 6.08, that these provisions do not apply. Please reconcile.
Disclosure of Commission Position of Indemnification for
Securities
Act Liabilities, page 19
26. Under "Reports to Security Holders," you state that upon the filing of this registration statement, you will become subject to the
Exhange Act reporting requirements. As you will not become subject to the Exchange Act reporting requirements until this registration statement is declared effective, please revise.
Description of Business, page 19
27. Please state, if true, that the company does not consider itself a blank check as that term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company now or in the foreseeable future.

Products and Services
28. Please elaborate on the market for your product and services, including the geographic market(s) you intend to serve. See Item 101(b)(1) of Regulation S-B.
29. Reference is made to the conversion step-by-step process on page
20. Please clarify the total cost and amount of time required to perform all steps and indicate which steps are performed manually and which are automatic. For those steps that are automated, please explain the process and equipment employed. For those steps that are performed manually, discuss the amount of time and labor required.
30. Please discuss whether any capacity constraints exist that might limit your ability to fully satisfy demand for your products and services. In this regard, we are referring to equipment, production, and labor constraints.
31. Under "Conversion Packages," please explain "Scene Index."

      Software and Equipment
32. Please discuss more fully what your software, hardware, and computer system needs are.
Competition
33. Please discuss your competitive advantage(s) as well as the methods of competition in your industry. See Item 101(b)(4) of Regulation S-B.

Distribution (new heading)
34. Please include the disclosure required under Item 101(b)(2) of Regulation S-B.

      Employees
35. According to the filing the company has no full time employees and two part-time employees. Neither Deljit Bains nor Davinder Bains has any experience in the industry you propose to enter. They lack the formal scientific or technical training in video production, marketing and/or sales. This lack of training could result in a total failure of the proposed operations. Please reconcile this to the disclosure that "it is management`s opinion that Deljit and Davinder will be able to handle these business responsibilities on a part a time basis."
36. In view of the risks posed by your officers and directors` lack of training in your proposed industry, the company will have to rely on the technical services of others to instruct its officers and directors. If the company is unable to contract for the services of such individuals, it maybe impossible to pursue your business plans.
Please provide full and clear disclosure concerning all persons whose activities will be material to the operations o the company.
37. Supplementally, please confirm that personal funds were used to purchase the common stock issued to Deljit and Davinder in connection with the formation and capitalization of the registrant and that such funds were not loaned or otherwise provided to the purchasers. Please see Item 26, Recent Sales Of Unregistered Securities. Please also confirm that there are no agreements or understandings for any officer or director to resign at the request of another person and that none of the officers and directors are acting, directly or indirectly, on behalf of any other person.
38. We note the disclosure that PNP intends to hire third party independent contractors for development of the website and to host such website and that these persons will be under the supervision of the company`s officers and directors. Disclose whether or not independent consultants (or advisors) may be hired on a retainer basis to manage business operations. Consider the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc. and add appropriate disclosure. Consider whether any of the registrant`s officers, directors or promoters have in the past used particular consultants (or advisors) on a regular basis and, if so, advise as to the probability that such officer, director or promoter will recommend that the registrant hire these particular consultant(s) (or advisors).
39. According to the disclosure on page 26, the company intends to hire independent contractors for development of the website and to host its website. Currently the company is in the process of negotiating and retaining a website developer and a hosting party for its website. Please reconcile the disclosure to the risk factor section on page 8, which states the company is currently developing its website and the initial layout, design and functionality drawings have been completed.

Management`s Discussion and Analysis or Plan of Operation, page 27
	Plan of Operation/Milestones
40. Please update the proposed milestones as necessary, including dates. Disclose the total cost necessary to implement all three phases. Since you do not appear to have commenced any operations until only recently, please revise your milestones to extend 12 months from mid-October. See Item 303(a)(1) of Regulation S-B.
41. Please allocate the estimated $4,000 cost to purchase a system among its component parts, i.e. software, hardware, printing, computer, etc.
42. Please revise the date in Phase II when you anticipate commencing conversion of VHS videotape. It is currently 2004.
43. Reference is made to Phase III, where you state video cameras continue to be a popular gift. Please substantiate this statement.
In addition, consider including an additional risk factor discussing the material impact increased sales of digital camcorders, and other similar recording devices that are not analog, will have on your business and results of operations on a forward looking basis. Include similar disclosure in the Plan of Operation section. Results of Operations
44. Disclose your cash balance and amount of working capital as of the most recent practicable date both in this section and in the Liquidity and Capital Resources section.
45. We note that you have "no plans to purchase any significant equipment" during the next 12 months. We also note that you are in the process of reviewing different computer systems and software technologies. Please reconcile.

Description of Property, page 30
46. Please disclose with whom you have a verbal month-to-month lease agreement.

Certain Relationships and Related Party Transactions, page 30
47. Item 404 of Regulation S-B requires that you provide the relevant disclosure with respect to shareholders holding 5% or more of your shares, not 10%. Please revise the second bullet point to reflect this.

Market for Common Equity and Related Stockholder Matters, page 30
48. Reference is made to the last sentence of this heading. Please clearly indicate that you will be considered a penny stock and therefore subject to the rules governing the same.
49. Under "Holder of Our Common Stock," you refer to the "date of this Registration Statement." Please revise "Registration Statement" to "prospectus."

Executive Compensation, page 32

50. While we recognize that compensation has not been paid, Item
402(b) of Regulation S-B requires that there be a summary compensation table.





Financial Statements

   Independent Auditors` Report
51. The title of the report should be revised to reflect the form in
PCAOB Auditing Standard No. 1.

   General
52. The financial statements should be updated to include audited financial statements for the latest period, as required by Item
310(a) of Reg. S-B.
53. Any amendment should include a current consent of the independent public accountant.


Part II

Signatures
54. Please have your principal accounting officer sign in that capacity.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to at (202) 942-. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies